

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 21, 2017

<u>VIA E-mail</u>
Joseph Moscato
President and Chief Executive Officer
Generex Biotechnology Corporation
10102 USA Today Way
Miramar, FL 33025

> **Re: Generex Biotechnology Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 18, 2017**
> **File No. 000-25169**

Dear Mr. Moscato:

We completed our review of your filing on August 17, 2017. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance